
June 22, 2023

Omeed Malik
Chief Executive Officer
Colombier Acquisition Corp.
214 Brazilian Avenue, Suite 200-J
Palm Beach, FL 33480

> **Re: Colombier Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed June 15, 2023**
> **File No. 333-271177**

Dear Omeed Malik:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 5, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-4 filed June 15, 2023

Q. What happens to the funds held in the Trust Account upon consummation of the Business Combination?, page 29

1.   We note your response to comment 3, including revisions to quantify your transactional (non-deferred underwriting compensation) and deferred underwriting compensation. However, we also note that your revisions removed disclosure regarding specific planned business development initiatives and operations to state generally in part (iii) that you will use the Trust Account for working capital and general corporate purposes. Please revise this section to provide greater detail to the extent possible regarding planned working capital and general corporate purposes. In this regard, we note that elsewhere throughout your disclosure you continue to discuss the combined company's D2C and B2B product

Omeed Malik
Colombier Acquisition Corp.
June 22, 2023
Page 2

      development initiatives. Further, to the extent possible, please revise to specifically quantify this item.

      You may contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any other questions.

      Sincerely,

      Division of Corporation Finance
Office of Trade & Services

cc: Meredith Laitner